The ShockWave Xtractor™ Technology

Save Money on Hops Through Better Extraction



About Xtractmor, Inc.

- Located in Rome, Georgia

- Founded in 2016

- Strong Expertise in Brewery, Liquor and Wine

- ShockWave Technology Patented Worldwide

- Already Installed Domestically and Internationally

≫XTRACTMOR

The ShockWave Xtractor™ Technology

Brewery Technology Overview

XTRACTMOR





Why Better Hop Extraction is Important

- With the proliferation of craft breweries the demand for hops and the prices have increased
- Breweries often have difficulty acquiring enough of some highly desirable hops
- Typically only about 30% of the available flavor is extracted and the rest wasted
- Better hop extraction can provide significant savings to a brewery



Shockave Hop Extraction Benefits

Using the patented ShockWave Power™ Cavitation Technology we can dramatically increase the extraction of hops.







Extracting More Oil

Oil

Beer

We start with hops containing entrapped oil and
flavor that normally would not be extracted



Extracting More Oil



Oil

Beer

ShockWave Power exposes the hops to pressure fluctuations, which help to push the beer deeper into the particles opening pits, pores and other structures in hops

Extracting More Oil





Oil

Beer

When the pressure wave contracts, the beer is pulled from the material along with the newly liberated oil



ShockWave Power Brewery Benefits

- Dramatically reduce hop usage
  - Up to 50% less bittering hops
  - Up to 50% less aroma hops (dry hopping)

- Decrease beer loss with less hop waste

- Dry hop in minutes rather than days

- Reduce protein damage and fines

- Impart other flavors more efficiently like coffee, fruit, tea and spices.





Fermenter Or Kettle

Pump

Shockwave

- Installation in simple loop with fermenter or brew kettle

- Wheeled skid allows for easy movement throughout brewery



Success Stories

- Commercial beers are already available from Anchor Brewing, Witch's Hat Brewing Company and others.

- ShockWave processed beer won silver medal in first and only competition to date.









**'Merica's Mug Competiton
2015 IPA Silver Medal**



Demonstration Trials

Test units available:

- 230v or 460v power
- Sanitary design
- Easy setup
- LCD touchscreen controls
- Small footprint (approx. 2' x 1')
- Perfect for 1 gallon to 15 barrel
- XtractMor expertise in hop chemistry







Emerging Application: Liquor Aging

ShockWave Power™ can significantly accelerate liquor aging:

- Flavor and color transitions happen in minutes instead of years.
- Drastic yield increase without evaporative loss.
- Experiment with new and seasonal flavors.
- Sell dark/brown liquors immediately without waiting years.

Just 15 Minutes of Processing



Emerging Application: Wine Aging

ShockWave Power™ can significantly accelerate wine aging:

- Flavor transitions happen in minutes instead of years.
- Reduce tannins in red wine
- Use oak chips to quickly flavor typical barrel aged vintages
- Ran one successful test at HDI showing potential
- Looking to contact a winery to arrange for trial







www.xtractmor.com

Hop the ShockWave





ShockWave Power

Harnessing the Power of Cavitation